UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Virgin Media Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

62941W101

(CUSIP Number)

Joshua Bayliss

Virgin Management Ltd.

The School House

50 Brook Green

London W6 7RR

United Kingdom

+44 (0)20 7313 2011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(2 of 20)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deutsche Bank Trustee Services (Guernsey) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,413,099
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of Common Stock (based on 328,893,059 shares of Common Stock of Virgin Media Inc. outstanding as of May 1, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009)

14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, the Venus Trust, The Leo Trust and The Gemini Trust.

(3 of 20)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RBC Trustees (C.I.) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,413,099
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of Common Stock (based on 328,893,059 shares of Common Stock of Virgin Media Inc. outstanding as of May 1, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009)

14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust.

(4 of 20)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cougar Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,413,099
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of Common Stock (based on 328,893,059 shares of Common Stock of Virgin Media Inc. outstanding as of May 1, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009)

14	TYPE OF REPORTING PERSON IV; OO

(5 of 20)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Plough Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,413,099
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of Common Stock (based on 328,893,059 shares of Common Stock of Virgin Media Inc. outstanding as of May 1, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009)

14	TYPE OF REPORTING PERSON IV; OO

(6 of 20)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Charles Nicholas Branson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,413,099
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of Common Stock (based on 328,893,059 shares of Common Stock of Virgin Media Inc. outstanding as of May 1, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009)

14	TYPE OF REPORTING PERSON IN

(7 of 20)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gamay Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,413,099
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of Common Stock (based on 328,893,059 shares of Common Stock of Virgin Media Inc. outstanding as of May 1, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009)

14	TYPE OF REPORTING PERSON HC; CO

(8 of 20)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,413,099
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of Common Stock (based on 328,893,059 shares of Common Stock of Virgin Media Inc. outstanding as of May 1, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009)

14	TYPE OF REPORTING PERSON HC; CO

(9 of 20)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Corvina Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 21,413,099
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of Common Stock (based on 328,893,059 shares of Common Stock of Virgin Media Inc. outstanding as of May 1, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009)

14	TYPE OF REPORTING PERSON HC; CO

(10 of 20)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Entertainment Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 21,413,099
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of Common Stock (based on 328,893,059 shares of Common Stock of Virgin Media Inc. outstanding as of May 1, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009)

14	TYPE OF REPORTING PERSON HC; CO

(11 of 20)

Amendment No. 3 to Statement on Schedule 13D

This Amendment No. 3 to the statement on Schedule 13D supplementally amends the initial statement on Schedule 13D filed by the Reporting Persons (as defined in Item 2 of the initial statement) with the Securities and Exchange Commission (the “SEC”) on July 14, 2006, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on June 5, 2007 and Amendment No. 2 to the statement on Schedule 13D filed with SEC on December 15, 2009 (as so amended, the “Schedule 13D”). This Amendment No. 3 is being filed by the Reporting Persons (as defined in Item 2 of the Schedule 13D) to report the settlement of the prepaid variable forward arrangement previously reported as entered into by VEIHL with respect to 12,847,860 shares of Common Stock. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplementally amended as follows:

Item 2. Identity and Background

Annex B to the Schedule 13D, which is a listing of the directors and executive officers of each of the Reporting Persons (the “Covered Persons”) as well as the business address, present principal occupation or employment and citizenship of each of the Covered Persons, is hereby amended and restated in its entirety as set forth in Annex B to this Amendment No. 3 to the Schedule 13D. The statements made by the Covered Persons under Item 2 and each other item of the Schedule 13D are hereby restated as if made on the date of this Amendment No. 3 to the Schedule 13D.

Item 5. Interests in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As of the filing date of this Amendment No. 3, each of the Reporting Persons may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act); (ii) other than VEIHL and Corvina, shared power to vote or direct the voting; and (iii) shared power to dispose of or direct the disposition of 21,413,099 shares of Common Stock (representing 6.5% of the 328,893,059 shares of Common Stock outstanding as of May 1, 2009 as reported on the Form 10-Q filed by the Company with the SEC on May 6, 2009) for the reasons set forth below. VEIHL and Corvina may be deemed to have sole power to vote or direct the voting of such shares of Common Stock for the reasons set forth below and in Item 2 of the Schedule 13D.

Each of the Reporting Persons other than VEIHL does not directly own any shares of Common Stock. However, each of the Reporting Persons has the ability to direct the management, business and affairs of its wholly-owned subsidiary, including with respect to voting, or disposal, of the Common Stock held by VEIHL. VEIHL, which directly holds the shares of Common Stock, has the direct power to vote and dispose of such shares. The Reporting Persons’ ability to dispose of shares of Common Stock is subject to the terms of the Investment Agreement. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

(c) Other than as described in Item 6 below, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the Reporting Persons or, to the best of their knowledge, the Covered Persons.

(12 of 20)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented and amended to add the following information to the end thereof:

On May 14, 2009, VEIHL settled the Prepaid Variable Forward Arrangement by delivering the 12,847,860 shares of Common Stock underlying the Prepaid Variable Forward Arrangement and which became deliverable as of the Valuation Date to the unaffiliated third party. As of May 14, 2009, VEIHL has no further obligations with respect to the Prepaid Variable Forward Arrangement.

(13 of 20)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2009

Virgin Entertainment Investment Holdings Limited

/s/ Paul Fauvel
Paul Fauvel
Director

Corvina Holdings Limited

/s/ Paul Fauvel
Paul Fauvel
Director

Gamay Holdings Limited

/s/ Paul Fauvel
Paul Fauvel
Director

Virgin Group Holdings Limited

/s/ Paul Fauvel
Paul Fauvel
Director

/s/ Sir Richard Branson
Sir Richard Branson

Cougar Investments Limited

/s/ Alison Renouf
Alison Renouf
Director

(14 of 20)

Plough Investments Limited

/s/ Alison Renouf
Alison Renouf
Director

RBC Trustees (C.I.) Limited (as trustee for the RBC Trusts)

/s/ Paul Fauvel
Paul Fauvel
Authorized Signatory

Deutsche Bank Trustee Services (Guernsey) Limited

/s/ Alison Renouf
Alison Renouf
Director

/s/ Tracy Martel
Tracy Martel
Authorized Signatory

(15 of 20)

ANNEX B

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
A. Brian Conway	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 3WT	Canada

Martin R. C. Boyde	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 3WT	UK

Nicola J. Margetts	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Sharon O’Callaghan Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Alison Jane Renouf	Senior Associate Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Michael Preston Alternate Director to Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Wayne David Martel	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 3WT	Guernsey

Aaron P. Mullins	Trust Director	One Raffles Quay H-200-00, South Tower Singapore	Guernsey

Directors and Officers of RBC Trustees (C.I.) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Graham Arthur Huelin	Trust Director	Le Gallais Chambers 19-21 Bath Street St Helier, Jersey C.I. JE1 8PB	UK

Lindsay Jane Ozanne	Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Geraldine Mary O’Rourke	Client Services Director	Le Gallais Chambers 19-21 Bath Street St Helier, Jersey C.I. JE1 8PB	Republic of Ireland

Alan George Pearce	Managing Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Stephen Romeril	Managing Director	Le Gallais Chambers 19-21 Bath Street St Helier, Jersey C.I. JE1 8PB	UK

(16 of 20)

Directors and Officers of Cougar Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Senior Associate Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola J. Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Adaliz Lavarello Alternate Director to David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Tracy Martel Alternate Director to Nicola Margetts	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Elspeth Mahy Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Directors and Officers of Plough Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Senior Associate Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola J. Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Adaliz Lavarello Alternate Director to David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Tracy Martel Alternate Director to Nicola Margetts	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Elspeth Mahy Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

(17 of 20)

Directors and Officers of Gamay Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey GY1 3WT	UK

Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Nicola J. Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	UK

(18 of 20)

Directors and Officers of Virgin Group Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Paul Fauvel	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

(19 of 20)

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Nicola J. Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 305 Cours de Rive Geneva 1204 Switzerland	UK

Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	UK

(20 of 20)

Directors and Officers of Virgin Entertainment Investment Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 305 Cours de Rive Geneva 1204 Switzerland	UK

Andreas Tautscher Alternate Director to Alison Jane Renouf and/or Mark Poole	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	Austria

Nicola J. Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey GY1 3WT	UK

Henry Kierulf Alternate Director to Stephen Murphy and/or Paul Fauvel	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Ian Cuming Alternate Director to Stephen Murphy and/or Paul Fauvel	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK